STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
 NEW YORK, NEW YORK  10038
August 16, 2016
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Patrick Scott

Re:	Dreyfus Municipal Bond Opportunity Fund
(File Nos.: 33-7496 and 811-4764)

Ladies and Gentlemen:
On behalf of Dreyfus Municipal Bond Opportunity Fund (the "Fund"), on or about August 25, 2016 the Fund plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), a Post-Effective Amendment (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement").  The Amendment will relate to Post-Effective Amendment No. 51 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on June 30, 2016 for the purpose of adding Class I and Class Y shares to the Fund.
The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Patrick Scott of the Staff via telephone on August 4, 2016 and to complete previously incomplete portions of the filing, including updating financial information, to make certain other non-material revisions and to file exhibits, including the consent of the Fund's independent registered public accounting firm.
The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions included in the 485(a) Amendment.
For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  We have considered comments made by the Staff with respect to one section of the Amendment as applicable to similar disclosure elsewhere in the Amendment.  Capitalized terms used and not otherwise defined herein have the meanings given to them in the Amendment.
General
1.	Staff Comment: Please update the ticker symbols for the Fund's Class I and Class Y shares on EDGAR and on the cover page of the Fund's prospectus.
Response:  The ticker symbols have been updated on EDGAR and will be added to the cover page of the Fund's prospectus.
Prospectus
Fund Summary—Fees and Expenses
2.	Staff Comment: The footnote to the fee table states that "Other expenses" for Class I and Class Y are estimated for the current fiscal year based on another share class of the Fund. Please supplementally explain the basis for estimating fees for the Fund's new Class I and Class Y shares. Please note that Instruction 3(d) to Item 3 of Form N-1A sets forth when information in the fee table may be restated, and that new classes do not satisfy the definition of a "New Fund" set forth in Instruction 6 to Item 3 of Form N-1A.
Response:  Estimated expenses must be used for the Fund's new Class I and Class Y shares because these share classes have not yet been offered and have no expense history to put into the table (i.e., the estimated expenses are not a restatement).  Please note that the footnote referencing the estimated expenses only applies to the new Class I and Class Y shares, not the other share classes.  Accordingly, we will move the footnote so that it more clearly applies only to the "Other expenses" for Class I and Class Y shares and not the Fund's other share classes.
Fund Summary—Principal Investment Strategy
3.	Staff Comment: In accordance with Rule 35d-1 under the 1940 Act, please state in this section that the Fund will normally invest at least 80% of its net assets, plus any borrowings for investment purposes (the "80% policy"), in municipal bonds.
Response:  The first sentence of the first paragraph will  be modified as follows:
To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in municipal bonds that provide income exempt from federal income tax.  Typically, the fund invests substantially all of its assets in such municipal bonds.
4.	Staff Comment: It is noted in the SAI in Investment Restrictions—Fundamental Policies that the Fund has in place a fundamental policy that the Fund will not invest "more than 25% of its total assets in the securities of issuers in any single industry; provided that there shall be no such limitation on the purchase of Municipal Bonds and, for temporary defensive purposes, obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities." Please consider discussing this restriction on industry concentration in the description of the Fund's principal investment strategies.
Response:  The referenced policy is not a restriction.  Rather, it is a clarification that Municipal Bonds are not an "industry" for purposes of determining industry concentration.
5.	Staff Comment: Duration is discussed in Interest rate risk. Please explain in this section whether there are specific duration requirements for the securities in which the Fund invests.
Response:  The last two sentences of the first paragraph will be changed as follows:
The dollar-weighted average maturity of the fund's portfolio normally exceeds ten years, but the fund may invest without regard to maturity or duration.  Dollar-weighted average maturity is an average of the stated maturities of the bonds held by the fund, based on their dollar-weighted proportions in the fund.  Duration is an indication of an investment's "interest rate risk," or how sensitive a bond or the fund's portfolio may be to changes in interest rates.
Fund Summary—Principal Risks
6.	Staff Comment: If investing in municipal bonds issued by Puerto Rico is a principal investment strategy of the Fund, please add a disclosure to this section discussing the risks of investing in Puerto Rican municipal bonds.
Response:  As investing in Puerto Rican municipal bonds is not a principal investment strategy of the Fund, no additional disclosure will be added.
Fund Details—Goal and Approach
7.	Staff Comment: It is stated in the last paragraph that derivatives may be used as a substitute for investing directly in an underlying asset. Please confirm that, if derivatives are used as a substitute for municipal bonds for the purposes of the 80% policy, that such derivatives will be valued at market value, rather than notional value.
Response:  We have confirmed with Fund management that such derivatives will be valued at market value.
Fund Details—Investment Risks
8.	Staff Comment: Certain of the risk disclosures in the Item 4 and Item 9 sections of the prospectus are substantially identical. Please consider revising the risk disclosures in these sections such that the disclosures in Item 4 are summaries of the disclosures in Item 9, pursuant to Item 4(b) of Form N-1A. See Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update No. 2014-08 (June 2014).
Response:  Interest rate risk, Credit risk, High yield securities risk and Inverse floating rate securities risk will be revised so that the Item 4 disclosures summarize the Item 9 disclosures.  The remaining Item 9 risk disclosures were already summarized in the Item 4 section of the 485(a) Amendment.
9.	Staff Comment: Market sector risk states that the Fund may significantly overweight or underweight certain market sectors. Please describe the specific market sectors that are principal investment strategies of the Fund.
Response:  The following is stated in Fund Details—Goal and Approach (with a summary version in Fund Summary—Principal Investment Strategy):
The portfolio managers focus on identifying undervalued sectors and securities and minimize the use of interest rate forecasting.  The portfolio managers select municipal bonds for the fund's portfolio by:
•	Using fundamental credit analysis to estimate the relative value and attractiveness of various sectors and securities and to exploit pricing inefficiencies in the municipal bond market; and
•	Actively trading among various sectors, such as pre-refunded, general obligation and revenue, based on their apparent relative values. The fund seeks to invest in several of these sectors.

While Market sector risk discloses that the Fund may overweight or underweight certain market sectors, the specific sectors that may be overweighted or underweighted may vary based on market conditions and the relative values of market sectors as described above, which will change over time.
Fund Details—Management
10.	Staff Comment: The fourth sentence of this section states: "A discussion regarding the basis for the board's approving the fund's management agreement with Dreyfus is available in the fund's semiannual report for the six-month period ended October 31, 2015." Please explain why the Fund's most recent annual report is not cited when referencing the discussion regarding the basis for the board's approval of the Fund's management agreement.
Response:  The referenced disclosure complies with Item 10(a)(1)(iii) of Form N-1A, which requires that:  "a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund's annual or semi-annual report to shareholders, as applicable." (emphasis added)  Item 27(d)(7) of Form N-1A requires that, for any annual or semi-annual report, the report include such discussion if the board approved any investment advisory contract during the Fund's most recent fiscal half year.  Since the Board's approval occurred during the six-month period ended October 31, 2015, the referenced discussion is in the semi-annual report for that period.
Back Cover
11.	Staff Comment: Please include the Fund's 1940 Act file number on the bottom of the back cover page rather than the top of the page. See Item 1(b)(4) of Form N-1A.
Response:  The requested change will be made.
SAI
Please note that an SAI identical to the one filed with the 485(a) Amendment was filed for Dreyfus Appreciation Fund, Inc. as part of post-effective amendment No. 63 to that fund's registration statement on Form N-1A, filed with the Commission on June 30, 2016.  Comments on that filing, including comments to the SAI, were provided by Keith Gregory of the Staff via telephone on July 29, 2016.  At the Staff's request, these comments have been restated (as applicable) and included herein in addition to the comments on the SAI provided by the Staff on August 4, 2016.
Board Information
12.	Staff Comment: The second footnote to the table that discloses board member compensation states the following: "Amounts shown do not include the costs of office space and related parking, office supplies, secretarial services and health benefits for the Chairman of the Boards and health benefits for the Chairman's spouse, which also are paid by the funds (also allocated based on net assets). The amount paid by each fund in 2015 ranged from $153 to $15,500." In addition to this disclosure, please provide the aggregate amount paid by all the funds included in the SAI that were allocated to the referenced costs.
Response:  The requested disclosure will be added to the footnote.
Manager's and Sub-Advisers' Compensation; Compliance Services
13.	Staff Comment: Reference is made to the table that states the fee rate and effective fee rate for the last fiscal year of the subadviser to Dreyfus Appreciation Fund and Dreyfus Worldwide Growth Fund. Please confirm supplementally to the Staff that there are no other subadvisers for any of the funds covered by the SAI for which the fee rates should be disclosed in this table.
Response:  We confirm that there are no other subadvisers to funds covered by the SAI other than those noted in the referenced table, and therefore no further disclosure is required.
Sales Loads, CDSCs and Distributor's Compensation
14.	Staff Comment: The first table in this section has a placeholder for information for the 2016 fiscal year for certain of the funds to be included in the Amendment. Please update in the Amendment all financial and other required information for the 2016 fiscal year for any fund included in the SAI.
Response:  All financial and other information for the 2016 fiscal year for funds included in the SAI will be updated as appropriate in the Amendment.  Please note that, based on the different fiscal year ends of the funds, not all funds' registration statements include updated financial and other information for fiscal years ended in 2016.  Financial and other information for these funds will be updated in accordance with the registration statement updating requirements as applied to the funds' fiscal year ends.
Share Ownership
15.	Staff Comment: Please update the chart to provide information on each person who owns of record or is known by the Fund to beneficially own 5% or more of any class of the Fund's outstanding shares as of a specified date no more than 30 days prior to the filing of the Amendment (see Item 18(b) of Form N-1A).
Response:  The Fund's ownership information presented in the chart will be updated in the Amendment as of a date within 30 days of filing the Amendment.
Investments, Investment Techniques and Risks
16.	Staff Comment: The following is stated in footnote 11: "For General Government Securities Money Market Fund, up to 20% of the value of the fund's net assets may consist of repurchase agreements collateralized by credit and/or equity collateral." In connection with the pending money market fund reform, please consider whether the description of the collateral should only reference "cash or government securities." See 2014 Money Market Fund Reform Frequently Asked Questions, available at https://www.sec.gov/divisions/investment/guidance/2014-money-market-fund-reform-frequently-asked-questions.shtml, Question 55.
Response:  References to General Government Securities Money Market Fund have been removed from the footnote.
Investment Restrictions—Fundamental Policies
17.	Staff Comment: The following is listed as a fundamental investment restriction of the Fund:
Invest more than 15% of its assets in the obligations of any one bank for temporary defensive purposes, or invest more than 5% of its assets in the obligations of any other issuer, except that up to 25% of the value of the fund's total assets may be invested, and securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities may be purchased, without regard to any such limitations.  Notwithstanding the foregoing, to the extent required by the rules of the SEC, the fund will not invest more than 5% of its assets in the obligations of any one bank, except that up to 25% of the value of the fund's total assets may be invested without regard to such limitation.
Please supplementally explain how this investment restriction fits with the Fund's principal investment strategy to invest substantially all of its assets in municipal bonds.
Response:  This fundamental policy with respect to industry concentration allows the Fund to invest a certain percentage of its assets in banks and other issuers, but does not require it to do so.  Because the restriction does not interfere with the Fund's ability to comply with its principal investment strategy and other applicable requirements, the policy has not been removed due to the costs of obtaining shareholder approval to do so.
We also have added the following disclosure to the SAI:
Notwithstanding investments and activities referenced in the Fundamental Policies of any fund, no fund will invest in a manner, or engage in activities, inconsistent with or not permitted by the fund's investment strategy and policies as described in the fund's prospectus and this SAI.
18.	Staff Comment: The following is stated in this section with respect to Dreyfus Appreciation Fund: "The fund may invest, notwithstanding any other Policy (whether or not Fundamental), all of the Fund's assets in the securities of a single open-end management investment company with substantially the same investment objectives, fundamental policies and restrictions as the fund." Please provide a supplemental explanation of this disclosure to the Staff to clarify its meaning.
Response:  This policy was included to allow Dreyfus Appreciation Fund to invest as a feeder fund in a master-feeder structure without a shareholder vote.  We have been advised by management of Dreyfus Appreciation Fund that there is no current intention to create a master-feeder structure.  There are currently no master-feeder structures in the Dreyfus Family of Funds.
Investment Restrictions—Fundamental and Nonfundamental Policies Related to Fund Investment Objectives, Diversification and Names
19.	Staff Comment: In the chart describing the 80% policies, please consider revising the Fund's 80% policy to state "Municipal Bonds that provide income exempt from federal income tax."
Response:  The requested change will be made.
*    *    *    *    *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.5698.
Very truly yours,

/s/ Kirk Anderson
Kirk Anderson

cc: Janna Manes